# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sprott Focus Trust, Inc., CIK 0000825202
CUSIP: 85208J109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 320 POST ROAD, SUITE 230, DARIEN, Connecticut (CT), 06820
Date of event which requires filing of this statement: 12/30/2024
Amends the filing with accession number 0000825202-02-000004
Filed by CIK 0001185838
Persons authorized to receive notices and communications: W. Whitney George c/o Sprott, 320 Post Road, Suite 230, Darien, Connecticut (CT), 06820, (203) 656-2432

## Reporting persons
- W. Whitney George (CIK 0001185838): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), affiliate funds (AF); sole voting power 9,850,988; shared voting power 2,407,652; sole dispositive power 9,850,988; shared dispositive power 2,407,652; aggregate amount beneficially owned 12,258,640 (41% of the class)
- Meredith George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,065,806; shared voting power 0; sole dispositive power 3,065,806; shared dispositive power 0; aggregate amount beneficially owned 3,065,806 (10.3% of the class)
- The Meredith and Whitney George Family Foundation, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,407,652; sole dispositive power 0; shared dispositive power 2,407,652; aggregate amount beneficially owned 2,407,652 (8.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Sprott Focus Trust, Inc.
Address of issuer's principal executive offices: 320 POST ROAD, SUITE 230, DARIEN, Connecticut (CT), 06820

## Item 2. Identity and Background
Name of person filing: W. Whitney George and Meredith George
Residence or business address: Sprott Asset Management USA Inc., 320 Post Road, Suite 230, Darien, Connecticut 06820
Present principal occupation or employment: Chief Executive Officer of Sprott, Inc., 200 Bay Street, Suite 2600, Toronto, ON M5J2J1
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All Shares being reported in Item 5(c) of this Amendment No. 31 were acquired pursuant to the Issuer's dividend reinvestment program and gift transfers.

## Item 4. Purpose of Transaction
Purpose of transaction: Dividend Reinvestment plan

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons beneficially own in the aggregate 15,324,446 Shares, which represents approximately 51.3% of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each percentage ownership of Shares set forth in the Schedule 13D is based on the 29,872,528 Shares reported by the Issuer as outstanding as of June 30, 2024 in the Issuer's Semi-Annual Certified Shareholder Report (Form N-CSR) filed with the Securities and Exchange Commission on September 6, 2024
Transactions in the class effected during the past sixty days: See Item 7
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 31, which agreement is set forth on the signature page to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Transactions in the Shares During the Past 60 Days:

W. Whitney George

Trade Date Transaction Number of Shares Price Per Share
Bought/(Sold)
12/30/2024 Dividend Reinvestment 165,766(1) $7.27

Meredith George

Trade Date Transaction Number of Shares Price Per Share
Bought/(Sold/Disposed of)
12/16/2024 Gift Transfer (3,000) $7.65
12/17/2024 Gift Transfer (1,500) $7.55
12/30/2024 Dividend Reinvestment 88,629(2) $7.27

The Meredith and Whitney George Family Foundation

Trade Date Transaction Number of Shares Price Per Share
Bought/(Sold)
12/30/2024 Dividend Reinvestment 69,501(3) $7.27

(1) Represents Shares acquired pursuant to the Issuer's dividend reinvestment program by accounts which W. Whitney George may be deemed to beneficially own (excluding The Meredith and Whitney George Family Foundation, Inc.), including 38,259 Shares acquired by the Children's Trust, 9,545 Shares acquired by the TM Trust, 7,954 Shares acquired by the BM Trust and 3,069 Shares acquired by the MG Trust.
(2) Represents Shares acquired by Meredith George pursuant to the Issuer's dividend reinvestment program.
(3) Represents Shares acquired by The Meredith and Whitney George Family Foundation, Inc. pursuant to the Issuer's dividend reinvestment program.

## Signatures
- W. Whitney George: /s/ W. Whitney George, W. Whitney George (01/03/2025)
- Meredith George: /s/ Meredith George, Meredith George (01/03/2025)
- The Meredith and Whitney George Family Foundation, Inc.: /s/ W. Whitney George, W. Whitney George/Chairman (01/03/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interests therein, and this report shall not be deemed an admission that such person or entity is the beneficial owner of these Shares for purposes of Section 16 of the Exchange Act, or for any other purpose.